UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11 – K

ANNUAL REPORT OF EMPLOYEE STOCK PURCHASE, SAVING AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

Or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number: 0-21318

A.	Full title of the plan and the address of the plan, if different from that of the Issuer named below.

O’Reilly Automotive, Inc.
Profit Sharing and Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

O’Reilly Automotive, Inc.
233 South Patterson
Springfield, Missouri 65802

REQUIRED INFORMATION

The following audited financial statements are being furnished for the O’Reilly Automotive, Inc. Profit Sharing and Savings Plan (the “Plan”):

1.               Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006.

2.               Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007.

EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

O’REILLY AUTOMOTIVE, INC.
PROFIT SHARING AND SAVINGS PLAN

	By:	/s/ Thomas McFall
Executive Vice President and CFO
O’Reilly Automotive, Inc.
June 27, 2008

Financial Statements and Schedule

(Modified Cash Basis)

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

December 31, 2007 and 2006, and the year ended
December 31, 2007

with Report of Independent Registered Public Accounting Firm

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

(Modified Cash Basis)

Financial Statements

and Schedule

December 31, 2007 and 2006, and the year ended
December 31, 2007

Report of Independent Registered Public Accounting Firm

The Plan Administrators and Participants

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the O’Reilly Automotive, Inc. Profit Sharing and Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, the financial statements and supplemental schedule were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan’s net assets available for benefits (modified cash basis) as of December 31, 2007 and 2006, and the changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2007, on the basis of accounting described in Note 1.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule (modified cash basis) is the responsibility of the Plan’s management.  The supplemental schedule (modified cash basis) has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Kansas City, Missouri

June 26, 2008

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

	December 31,
	2007	2006
Assets:
Investments, at fair value (Note 3)	$147,315,007	$140,857,222
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts in common collective trust	(68,226)	98,220
Net assets available for benefits	$147,246,781	$140,955,442

 See accompanying notes.

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

Statement of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

Year ended December 31, 2007

Additions:
Dividend and interest income	$4,247,772
Contributions:
Rollovers from other plans	387,514
Employer	7,156,748
Employee	8,049,203
19,841,237
Net realized and unrealized appreciation in fair value of investments (Note 3)	488,968
Total additions	20,330,205

Deductions:
Distributions to participants	(13,420,238)
Administrative expenses	(618,628)
Net increase	6,291,339

Net assets available for benefits, at beginning of year	140,955,442
Net assets available for benefits, at end of year	$147,246,781

 See accompanying notes.

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

(Modified Cash Basis)

Notes to Financial Statements

December 31, 2007

1.              Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies of the O’Reilly Automotive, Inc. (the “Company”) Profit Sharing and Savings Plan (the “Plan”):

Basis of Presentation

The accompanying financial statements have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.  Under this basis, contributions are recorded when received rather than in the period to which they relate, and expenses are recorded when paid rather than when incurred.  Investments are stated at fair value.

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP).  The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans.  The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes.  The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value.  AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.  Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

Valuation of Investments

The value of investments in registered investment company funds and O’Reilly Automotive, Inc. common stock is based on quoted market values received from SunTrust Bank, Central Florida, N.A. (SunTrust) on the last business day of the plan year.  The fair value of the Plan’s interest in the SunTrust Retirement Stable Asset Fund and the Sun Trust Retirement 500 Index Fund Class C are determined based on information provided by

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

(Modified Cash Basis)

Notes to Financial Statements (Continued)

1.  Summary of Significant Accounting Policies (continued)

Valuation of Investments (continued)

SunTrust, trustee of the Plan, using the audited financial statements of the collective trusts at year-end.  Participant loans are valued at their outstanding balances, which approximates fair value.

Administrative Expenses

The Plan pays all administrative expenses.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Recent Accounting Pronouncements

During 2006 the Financial Accounting Standards Board (FASB) issued FASB Statement No. 157 – “Fair Value Measurements”.  This statement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  It provides a frame-work for measuring fair value and requires additional disclosures about fair value measurements.  This statement applies only to fair value measurements already required or permitted by other statements; it does not impose additional fair value measurements.  This statement is effective for fair value measurements in fiscal years beginning after November 15, 2007.  Management does not currently expect this statement to have a material impact on the Plan’s net assets or results of operations.

During the first quarter of 2007, the FASB issued FASB Statement No. 159 – “The Fair Value Option for Financial Assets and Financial Liabilities.”  This statement allows entities to choose, at specified dates, to measure certain financial instruments and firm commitments at fair value if fair value measurement was not already required by other guidance.  Subsequent unrealized gains and losses due to changes to fair value would be recognized in earnings.  Additionally, this statement establishes presentation and disclosure requirements to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities.   This statement is effective at the beginning of fiscal years beginning after November 15, 2007.  Management does not expect this statement to have a material effect on the Plan’s net assets or results of operations.

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

(Modified Cash Basis)

Notes to Financial Statements (Continued)

2.  Description of the Plan

The following description of the Plan is provided for general information only.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

The Plan is a defined contribution pension plan providing retirement benefits to substantially all employees of the Company who have attained age 21 and completed six months of employment.  The Plan is sponsored by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan allows participants to contribute up to 100% of their annual compensation to the Plan up to $15,500 ($15,000 for 2006).  The Company has elected to contribute 50% of each employee’s voluntary contribution up to 2% of the employee’s compensation and 25% of the next 4% of each employee’s voluntary contribution.  Additionally, the Company may make voluntary contributions to the Plan annually, as determined by its Board of Directors, up to a maximum aggregate company contribution of 15% of participants’ annual compensation.  Participants are eligible for these voluntary contributions after at least 1,000 hours of service in a 12 consecutive month period of employment and to be employed on the last day of the plan year.  All employer contributions are initially invested in the O’Reilly Automotive, Inc. Stock Fund.  Participants may reallocate the employer contribution after the initial investment.  Participants may elect to allocate their contributions to their account balances in various equity, bond or fixed income funds or the O’Reilly Automotive, Inc. Stock Fund, or a combination thereof.  During the year ended December 31, 2007, the Plan received discretionary contributions from the Company amounting to approximately $4,200,000, not including matching contributions.

Participants are immediately vested with respect to their voluntary contributions.  With respect to employer contributions, participants become 20% vested after two years of service with the Company.  Vesting increases in 20% increments annually to 100% after six years of consecutive service.

Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings.  Allocations of Company contributions are based on participant contributions and compensation.  Allocations of Plan earnings are based on participants’ account balances.  The non-vested portions of terminated participants’ account balances are forfeited and such forfeitures serve to reduce future administrative expenses and employer contributions.  At December 31, 2007 and 2006, the Plan retained $146,759 and $474,286 in forfeitures, respectively.

Participating employees are entitled to borrow from the Plan the lesser of $50,000 or 50% of the employee’s vested account balance at a rate equal to one percentage point above the prime interest rate in effect, as reported in the The Wall Street Journal, on the last business day of the month prior to the date the loan is made.  Loans are repaid by payroll deductions over a period no longer than five years.

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

(Modified Cash Basis)

Notes to Financial Statements (Continued)

2.              Description of the Plan (continued)

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants will become 100% vested in their accounts.

Benefit distributions are payable in monthly payments to the beneficiary or in a lump sum, as elected by the participant.  At December 31, 2007, and 2006, terminated employees had approximately $343,580 and $70,528, respectively, included in net assets available for benefits, which were to be paid in 2008 and 2007, respectively.

3.              Investments

At December 31, 2007 and 2006, the Plan’s investments are held by SunTrust, in a bank-administered trust fund.  SunTrust has authority for the purchase and sale of investments based on participant discretion, subject to certain restrictions as specified in the trust agreement and in ERISA.

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2007	2006
SunTrust common collective trusts:
Retirement Stable Asset Fund	$12,955,600	$11,808,752

O’Reilly Automotive, Inc. common stock:
Participant Directed	$76,997,072	$76,128,014

T. Rowe Price Retirement 2020 Fund – R	$11,305,074	$—

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

(Modified Cash Basis)

Notes to Financial Statements (Continued)

3.     Investments (continued)

During 2007, the Plan’s investments (including investments purchased, sold, as well as held, during the year) appreciated (depreciated) in fair value as follows:

Net Realized And Unrealized Appreciation (Depreciation) in Fair Value of Investments
Year ended December 31, 2007
Collective trusts	$872,635
Registered investment company funds	(1,660,323)
O’Reilly Automotive, Inc. common stock	1,276,656
$488,968

4.     Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 9, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the Internal Revenue Service, the Plan was restated.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as restated, is qualified and the related trust is tax exempt.

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

(Modified Cash Basis)

Notes to Financial Statements (Continued)

5.              Related Party Transactions

Certain Plan investments are shares in common and collective trusts managed by SunTrust.  SunTrust is the Trustee as described by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Certain Plan investments are shares in the common stock of O’Reilly Automotive, Inc.  O’Reilly Automotive, Inc. is the Plan sponsor as described by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

6.              Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.              Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007, to the Form 5500:

Net assets available for benefits per the financial statements	$147,246,781
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	68,226
Net assets available for benefits per the Form 5500	$147,315,007

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements and net income on the Form 5500 for the year ended December 31, 2007:

Net increase in net assets available for benefits per the financial statements	$6,291,339
Adjustment to reflect change in fair value for interest in fully benefit- responsive investment contracts	68,226
Net income per the Form 5500	$6,359,565

Supplemental Schedule

(Modified Cash Basis)

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

(Modified Cash Basis)

E.I.N. 44-0618012, Plan No. 002

December 31, 2007

Identity of Issue, Borrower, Lessor, or Similar Party	Fair Value

SunTrust mutual funds*:
STI Classic Large Cap Value Equity I	$3,325,384
STI Classic Prime Quality Money Market Fund	146,759
STI Classic Small Cap Value Equity I	2,437,990
SunTrust common and collective trusts*:
SunTrust Retirement 500 Index Fund Class C	7,301,469
SunTrust Retirement Stable Asset Fund	12,955,600
Registered investment company mutual funds:
American Century Value – A	1,672,091
Federated Kaufman Fund A	4,098,847
Fidelity Advisor Equity Income T	2,819,799
Goldman Sachs Mid Value Fund – A	888,556
MFS Research Bond Fund – A	4,619,397
Royce Value Plus Service	1,093,790
T. Rowe Price Growth Stock Fund – R	3,948,175
T. Rowe Price Retirement 2010 Fund - R	70,268
T. Rowe Price Retirement 2020 Fund - R	11,305,074
T. Rowe Price Retirement 2030 Fund - R	1,559,955
T. Rowe Price Retirement 2040 Fund - R	107,850
T. Rowe Price Retirement 2040 Fund - R	73,672
Templeton Growth Fund A	4,912,725
O’Reilly Automotive, Inc. common stock*	76,997,072
Participant loans (interest rates ranging from 5.00% to 10.5% maturities through 5/24/2020)	6,980,534
$147,315,007

* Party-in-interest to the Plan

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm